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                        Boulder Creek Explorations, Inc.


Security and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549
Mail Stop 0511

                                                               December 22, 2005

Re:          Boulder Creek Explorations, Inc.
             Registration Statement Form SB-2/A
             File Number 333-121236
             Filed: October 12, 2005

Attention:   Messeret Nega - Attorney Advisor
             Division of Corporate Finance
             Phone (202) 942-1891
             Fax     (202) 942-9527

Boulder Creek has received your comments regarding the Form SB-2/A filed on October 12, 2005. The following document as prepared by Boulder Creek briefly describes the general action(s) taken regarding these comments.

Financial Statements: Financial Statements have been audited for the period ending October 31, 2005. The Company's year end is October 31st. Financial Statements are updated pursuant to Rule 3-10 (g) of Regulation S-B.

Additional language has been added to Note 3 "Natural Resources Properties and Related Exploration Development" relating to the amended claim agreement.

In addition, the financial information within the text of the prospectus has been updated accordingly.




Sincerely,


Puneet Sharan
President
Boulder Creek Explorations, Inc.



Cc:  Timothy S. Orr, Esq.






                               1450 Sasamat Street
                                  Vancouver, BC
                                  Canada V6R 4G4

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